                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                 SCHEDULE 13D
                                 (RULE 13D-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13D-2(A)

                            (AMENDMENT NO. ___)/1/

                           VOICE IT WORLDWIDE, INC.
                               (Name of Issuer)

                    COMMON STOCK, PAR VALUE $.10 PER SHARE
                        (Title of Class of Securities)

                                   92861K100
                                (CUSIP Number)

                        APPLIED VOICE RECOGNITION, INC.
                        4615 POST OAK PLACE, SUITE 111
                             HOUSTON, TEXAS 77027
                                (713) 621-5678
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                               DECEMBER 31, 1997
            (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

          NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                        (Continued on following pages)

                              (Page 1 of 8 Pages)


______________

     /1/ The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

          The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-----------------------                                  ---------------------
  CUSIP NO. 92861K100            SCHEDULE 13D              PAGE 2 OF 8 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      APPLIED VOICE RECOGNITION, INC. (87-042552)
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                       N/A      (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
                          WC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5                                N/A
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      DELAWARE CORPORATION
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF                        471,000

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                                            0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING                         471,000

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                                            0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
                                                                  471,000

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13                                                        7.29%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
                                CO
------------------------------------------------------------------------------

                                                                     Page 3 of 8
                                 SCHEDULE 13D

ITEM 1.   SECURITY AND ISSUER.

     This statement is filed with respect to shares (the "Shares") of common stock, par value $.10 per share (the "Common Stock"), of Voice It Worldwide, Inc. (the "Issuer"). The address of the Issuer's principal executive offices is 2643 Midpoint Drive, Suite A, Fort Collins, CO 80525.

ITEM 2.   IDENTITY AND BACKGROUND.

     Applied Voice Recognition, Inc. ("AVRI") is a Delaware corporation whose business address is 4615 Post Oak Place, Suite 111, Houston, Texas 77027.
AVRI's principal business is developing, marketing and supporting original applications for automated speech recognition systems used to create documents and interact with computers by voice commands. AVRI has not, during the past five years, been convicted in a criminal proceeding or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation which respect to such laws.

     Timothy J. Connolly, H. Russell Douglas, Jan Carson Connolly, Jesse R. Marion, Nolan Bedford, Frederick A. Huttner, G. Edward Powell, Michael Wilson,
J. William Boyar and Raymond Betz currently serve as directors of AVRI, and Timothy J. Connolly serves as Chief Executive Officer, William T. Kennedy serves as Chief Financial Officer and Assistant Secretary, Jan Carson Connolly serves as Vice President C Communications and Secretary, and H. Russell Douglas serves as Vice President C Research and Development of AVRI (collectively, the "Officers and Directors"). The following information is provided for the Officers and Directors:

     1. (a) Timothy J. Connolly - Chairman of the Board, Director and Chief
                                  Executive Officer.

        (b) 4615 Post Oak Place, Suite 111, Houston, Texas 77027.

        (c) Chairman of the Board, Director and Chief Executive Officer of AVRI, a corporation developing, marketing and supporting original applications for automated speech recognition systems used to create documents and interact with computers by voice commands whose address is 4615 Post Oak Place, Suite 111, Houston, Texas 77027.

        (d) No.

        (e) No.

        (f) United States.

     2. (a) H. Russel Douglas - Vice President Research and Development and
                                Director.

        (b) 4615 Post Oak Place, Suite 111, Houston, Texas 77027.

        (c) Vice President Research and Development and a Director of AVRI, a corporation developing, marketing and supporting original applications for automated speech recognition systems used to create documents and interact with computers by voice commands whose address is 4615 Post Oak Place, Suite 111, Houston, Texas 77027.

        (d) No.

        (e) No.

        (f) Canadian.

     3. (a) William T. Kennedy - Chief Financial Officer and Assistant
                                 Secretary.

        (b) 4615 Post Oak Place, Suite 111, Houston, Texas 77027.

        (c) Chief Financial Officer and Assistant Secretary of AVRI, a corporation developing, marketing and supporting original applications for automated speech recognition systems used to create documents and interact with computers by voice commands whose address is 4615 Post Oak Place, Suite 111, Houston, Texas 77027.

        (d) No.

        (e) No.

        (f) United States.

     4. (a) Jan Carson Connolly - Vice President--Communications, Secretary
                                  and Director.

        (b) 4615 Post Oak Place, Suite 111, Houston, Texas 77027.

        (c) Vice PresidentCCommunications, Secretary and a Director of AVRI, a corporation developing, marketing and supporting original applications for automated speech recognition systems used to create documents and interact with computers by voice commands whose address is 4615 Post Oak Place, Suite 111, Houston, Texas 77027.

        (d) No.

        (e) No.

        (f) United States.

     5. (a) Jesse R. Marion - Director.

        (b) 7751 San Felipe, Suite 100, Houston, Texas 77063.

        (c) President and Chief Operating Officer and a Director of First Millennium, a Texas corporation marketing seismic data to the oil and gas industry, whose address is 7751 San Felipe, Suite 100, Houston, Texas 77063.

        (d) No.

        (e) No.

        (f) United States.

     6. (a) Nolan Bedford - Director.

        (b) P.O. Box 27459, Houston, Texas 77227-7459.

        (c) Vice Chairman of the Board of Southwest Bank of Texas, a Texas corporation, whose address is P.O. Box 27459, Houston, Texas 77227-7459.

        (d) No.

        (e) No.

        (f) United States.

     7. (a) Frederick A. Huttner - Director.

        (b) 13634 Taylorcrest Road, Houston, Texas 77079.

        (c) President and Chief Operating Officer of Huttner Company, a Texas corporation providing business consulting and acquisition expertise to development stage companies, whose address is 13634 Taylorcrest Road, Houston, Texas 77079.

        (d) No.

        (e) No.

        (f) United States.

     8. (a) G. Edward Powell - Director.

        (b) 3355 West Alabama, Suite 580, Houston, Texas 77098.

        (c) A principal in the merchant banking firm of Consolidation Partners Founding Fund, LLC, a Texas limited liability corporation involved in corporate consolidations and roll-ups whose address is 3355 West Alabama, Suite 580, Houston, Texas 77098.

        (d) No.

        (e) No.

        (f) United States.

     9. (a) Michael J. Wilson - Director.

        (b) 132 Settlers Drive, Naperville, Illinois 60565.

        (c) President of Wilson & Associates, a consulting firm performing strategic consulting in the software industry whose address is 132 Settlers Drive, Naperville, Illinois 60565.

        (d) No.

        (e) No.

        (f) United States.

    10. (a) J. William Boyar - Director.

        (b) 4265 San Felipe, Suite 1200, Houston, Texas 77027.

        (c) A shareholder, officer and director of Boyar, Simon & Miller, PC, a Texas professional corporation, a lawfirm offering legal representation to individuals and corporations whose address is 4265 San Felipe, Suite 1200, Houston, Texas 77027.

        (d) No.

        (e) No.

        (f) United States.

    11. (a) Raymond Betz - Director.

        (b) 610 West Greens Road, Houston, Texas 77067.

        (c) Chief Executive Officer and founder of The Betz Companies, a Texas corporation specializing in the area of real estate investment, development, brokerage, management and leasing, and construction whose address is 610 West Greens Road, Houston, Texas 77067.

        (d) No.

        (e) No.

        (f) United States.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     AVRI used existing working capital as the source of funding the $500,000 cash purchase price for the Shares.

ITEM 4. PURPOSE OF THE TRANSACTION.

     On December 31, 1997, AVRI entered into a Joint Product Development Agreement (the "Agreement") with the Issuer in order to develop a product which integrates the Issuer's hand-held digital recorder with AVRI's SpeechCOMMANDER software product. AVRI acquired the Shares in order to help fund the joint development effort and with a view to holding a substantial ownership interest in the Issuer. On March 18, 1998, AVRI and the Issuer announced the signing of a Letter of Intent to consummate a merger between the two companies. However, on March 31, 1998, AVRI and the Issuer announced that the Letter of Intent had expired in accordance with its terms on March 31, 1998, and that the parties would not be proceeding with the merger. As a result, AVRI does not have any specific plans or proposals regarding the Issuer in its capacity as a shareholder. However, AVRI will continue to evaluate all alternatives with respect to the Shares.

     Under the terms of the Agreement, the Issuer agreed to purchase a total of 50,000 licenses for AVRI's SpeechCOMMANDER software product for an aggregate purchase price of $1,000,000. The first installment of $200,000 of such purchase price was paid on December 31, 1998, with three remaining payments of $266,666.66 to be made on June 15, September 15, and December 15, 1998. In addition under the Agreement, AVRI agreed to purchase units of the Issuer's digital recorder at a price equal to the Issuer's actual unit cost of goods sold plus 10%.

     Pursuant to the Agreement and for so long as AVRI owns at least 100,000 of the Shares (as adjusted for stock splits, stock dividends and other capital events), the Issuer has agree to allow one (1) designated representative of AVRI to receive timely notice of, attend and make comments at all meetings of the Issuer's Board of Directors. Such designated representative shall also be sent all standard communications and notifications from the Issuer to the members of its Board of Directors concerning annual and special meetings in the same fashion and on the same basis, including with respect to timing, as such representative would if such representative were a member of the

Board of Directors. However, such designated representative shall not be entitled to vote on any matters brought before the Issuer's Board of Directors.

     Except as stated above, AVRI does not have any plans or proposals of the type referred to in clause (a) through (j) of Item 4 of Schedule 13D, although it reserves the right to do so in the future.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

        (a) AVRI is the beneficial owner of 471,700 shares of the Common Stock which represent 7.29% of the Issuer's Common Stock as of March 31, 1998. The shares are issued in the name of AVRI.

        (b) AVRI has sole voting and dispositive power for the Shares. The Officers and Directors do not beneficially own the Shares other than in their capacities as officers and directors of AVRI.

        (c) None.

        (d) None.

        (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     None.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

     Agreement with the Issuer dated December 31, 1997 (Incorporated herein by reference to Exhibit 10.1 to AVRI's Form 10-KSB for the year ended December 31,
1997).

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 22, 1998

                                    APPLIED VOICE RECOGNITION, INC.


                                    By: /s/ Timothy J. Connolly
                                       -------------------------------------
                                            Timothy J. Connolly,
                                       President and Chief Executive Officer